UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

4-2 Ohtemachi 1-Chome

Chiyoda-Ku, Tokyo, 100-8088 Japan

Attention: General Manager

Telephone: 81 3 3282 9621

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

February 18, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,759,233
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,759,233
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,233
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.70%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,759,233
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,759,233
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,233
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.70%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Holding Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,759,233
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,759,233
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,233
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.70%*
14.	TYPE OF REPORTING PERSON CO

*	Based on the 80,949,815 Common Shares that the Issuer reported as issued and outstanding as of February 6, 2015 in the Issuer’s Annual Report on Form 10-K filed February 19, 2015.

Explanatory Statement

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013, as amended by Amendments Nos. 1 through 8 filed jointly by Marubeni, Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC” and together with Marubeni and MAC, the “Reporting Persons”). The Schedule 13D, as so amended (the “Schedule 13D”), relates to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D.

This Amendment No. 9 is being filed jointly by the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following:

On February 18, 2015, Marubeni, MHC and the Issuer entered into an Amended and Restated Shareholder Agreement. Among other things, the amendments effected pursuant to the Amended and Restated Shareholder Agreement extended the “Standstill Period” provided for in the Amended and Restated Shareholder Agreement from July 12, 2023 to January 12, 2025 (subject to earlier termination under certain circumstances). The amendments effected pursuant to the Amended and Restated Shareholder Agreement also increased the maximum amount of Common Shares that may be purchased by Marubeni pursuant to a Rule 10b5-1 plan during the Standstill Period, as described below. The Shareholder Agreement previously permitted such purchases so long as after giving effect to such purchases, Marubeni’s beneficial ownership of Common Shares would not exceed 21.0% (or, after July 12, 2016, 27.5%) of the Issuer’s issued and outstanding Common Shares. The amendments effected pursuant to the Amended and Restated Shareholder Agreement increased that amount, with immediate effect, to 27.5% of the Issuer’s issued and outstanding Common Shares.

On February 19, 2015, MHC and Merrill Lynch, Pierce, Fenner & Smith Incorporated entered into a Stock Purchase Plan Engagement Agreement (the “2015 Purchase Plan”). The 2015 Purchase Plan provides for the purchase of a number of Common Shares that, together with the Issuer’s issued and outstanding Common Shares already owned by MHC, will represent not more than 24.99% of the Issuer’s issued and outstanding Common Shares. The 2015 Purchase Plan provides that it will expire on March 31, 2016. The Reporting Persons expect that purchases of Common Shares will be made for MHC’s account pursuant to the 2015 Purchase Plan. The ownership level of 24.99% provided for in the 2015 Purchase Plan reflects the maximum amount of additional Common Shares that the Reporting Persons may acquire without obtaining certain competition law clearances. The Reporting Persons presently intend to seek those clearances. If and when those clearances are obtained, the Reporting Persons may seek to purchase additional Common Shares, up to the maximum amount permitted under the Amended and Restated Shareholder Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the following:

Marubeni, MHC and the Issuer have entered into an Amended and Restated Shareholder Agreement, dated as of February 18, 2015. The Amended and Restated Shareholder Agreement amends and restates the Shareholder Agreement, as amended, previously entered into by those parties. Certain of the amendments effected pursuant to the Amended and Restated Shareholder Agreement are summarized in Item 4. That summary does not purport to be complete. Reference is made to the full text of the Amended and Restated Shareholder Agreement, which is filed herewith as Exhibit 7.11, for a statement of all of the terms thereof.

As described in Item 4, on February 19, 2015, MHC entered into the 2015 Purchase Plan. The 2015 Purchase Plan is filed herewith as Exhibit 7.12 and incorporated herein by reference. On the date MHC entered into the 2015 Purchase Plan, none of the Reporting Persons were in possession of any material nonpublic information regarding the Issuer. MHC requested and was granted approval by the Issuer to enter into the 2015 Purchase Plan in accordance with the Issuer’s Amended and Restated Insider Trading Compliance Program.

Item 7.	Material To Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description of Exhibit

Exhibit 7.11	Amended and Restated Shareholder Agreement among Aircastle Limited, Marubeni Corporation and Marubeni Aviation Holding Coöperatief U.A. dated February 18, 2015.

Exhibit 7.12	Stock Purchase Plan Engagement Agreement between Marubeni Aviation Holding Coöperatief U.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated February 19, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2015

MARUBENI CORPORATION

By:	/s/ Tadaaki Kurakake
Name:	Tadaaki Kurakake
Title:	General Manager, Aerospace & Defense Systems Dept.

MARUBENI AVIATION CORPORATION

By:	/s/ Tadaaki Kurakake
Name:	Tadaaki Kurakake
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Tadaaki Kurakake
Name:	Tadaaki Kurakake
Title:	Managing Director